UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

COMMISSION FILE NO. 1-16191

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA 55440
612-540-1200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

By - Vicki Haugen

Vicki L. Haugen,
Retirement Benefits Committee

Date – June 25, 2009

wp/fin/0041z

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the 2008 Annual Reports of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Patrick J. O'Neill, Chairman of the Retirement Benefits Committee and I, Vicki L. Haugen, as a Member of the Retirement Benefits Committee, of Tennant Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly represents, in all material respects, the financial condition at the end of such period and the changes in net assets of the Plans for such period of the Plans.

Date: June 25, 2009

Vicki Haugen

Vicki L. Haugen
Member, Retirement Benefits Committee

McGladrey & Pullen
Certified Public Accountants

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Financial Report
December 31, 2008

McGladrey & Pullen

Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Tennant Company:

We consent to incorporation by reference in Registration Statement (No. 333-114884) of Tennant Company on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of the Tennant Company Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2008.

Minneapolis, Minnesota
June 25, 2009

McGladrey & Pullen, LLP

Contents

Report of Independent Registered Public Accounting Firm

To the Retirement Benefits Committee
Tennant Company Profit Sharing and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, effective January 1, 2008, the Plan partially adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 25, 2009

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008			2007		
	Unallocated	**Allocated**	**Total**	Unallocated	Allocated	Total
Assets:						
Investments at fair value:						
Investments in registered investment companies	**$ 27**	**$ 171,986,591**	**$ 171,986,618**	$ 29	$ 233,474,632	$ 233,474,661
Investment in Tennant Company common stock:						
Allocated	**-**	**24,729,936**	**24,729,936**	-	75,473,706	75,473,706
Unallocated	**1,539,400**	**-**	**1,539,400**	8,854,545	-	8,854,545
Loans to participants	**-**	**4,476,429**	**4,476,429**	-	4,164,549	4,164,549
Total investments	**1,539,427**	**201,192,956**	**202,732,383**	8,854,574	313,112,887	321,967,461
Receivables:						
Tennant Company (employer) contributions	**-**	**2,333,271**	**2,333,271**	-	2,750,206	2,750,206
Dividends and interest	**-**	**285,571**	**285,571**	-	361,449	361,449
Total assets	**1,539,427**	**203,811,798**	**205,351,225**	8,854,574	316,224,542	325,079,116
Liabilities:						
Fees payable	**-**	**(96,209)**	**(96,209)**	-	(218,924)	(218,924)
ESOP note payable to Tennant Company	**(1,891,895)**	**-**	**(1,891,895)**	(3,611,017)	-	(3,611,017)
Total liabilities	**(1,891,895)**	**(96,209)**	**(1,988,104)**	(3,611,017)	(218,924)	(3,829,941)
Net assets (liabilities) available for benefits	**$ (352,468)**	**$ 203,715,589**	**$ 203,363,121**	$ 5,243,557	$ 316,005,618	$ 321,249,175

See Notes to Financial Statements.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

	Unallocated	Allocated	Total
Investment income (loss):			
Net depreciation in fair value of investments	$ (4,130,751)	$ (112,432,873)	$ (116,563,624)
Interest	34,324	393,683	428,007
Dividends	-	6,114,273	6,114,273
Dividends — Tennant Company common stock	427,078	712,448	1,139,526
	(3,669,349)	(105,212,469)	(108,881,818)
Interest expense	(362,907)	-	(362,907)
Administrative expense	-	(223,351)	(223,351)
Net investment loss	(4,032,256)	(105,435,820)	(109,468,076)
Contributions:			
Participant	-	9,203,479	9,203,479
Rollovers	-	593,584	593,584
Tennant Company (employer)	1,620,626	2,333,271	3,953,897
Total contributions	1,620,626	12,130,334	13,750,960
Distributions to participants	-	(22,168,938)	(22,168,938)
Allocation of 99,961 shares of common stock of Tennant Company, at estimated fair value	(3,184,395)	3,184,395	-
Total distributions and allocations	(3,184,395)	(18,984,543)	(22,168,938)
Net decrease	(5,596,025)	(112,290,029)	(117,886,054)
Net assets available for benefits:			
Beginning of year	5,243,557	316,005,618	321,249,175
End of year	$ (352,468)	$ 203,715,589	$ 203,363,121

See Notes to Financial Statements.

Note 1. Plan Description

General: The following brief description of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) is provided for general purposes only. Participants should refer to the plan description for complete information. The Plan is a defined-contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 22, 1990, the Board of Directors of the Company amended the Plan, which authorized the establishment of a leveraged employee stock ownership plan (ESOP) that is part of the Plan (formerly the Tennant Company Profit Sharing Plan).

In 1990, the ESOP trustee, US Bank National Association, purchased $17.5 million of Company stock for the ESOP in the open market. The $17.5 million common stock purchase was financed by a 20-year, 10.05 percent per annum interest-bearing loan from the Company to the ESOP. The terms of the loan agreement provide for the trustee to pay the Company annual interest payments on December 31 and to pay the unpaid principal amount of the loan in full on December 31, 2009. The loan balance was $1,891,895 and $3,611,017 at December 31, 2008 and 2007, respectively. Principal on the loan may be repaid at any time without penalty. As the Plan makes payments of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code of 1986. For the year ended December 31, 2008, 99,961 shares were allocated to participant accounts. The trustee will repay the loan principal and related interest charges using dividends on the common shares of leveraged stock held by the ESOP and the Company's future contributions to the Plan.

The borrowing is collateralized by the unallocated shares of stock. The lender has no rights against the shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2008 and 2007, and for the year ended December 31, 2008, present separately the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated).

Eligibility and payment of benefits: Any U.S. employee is eligible to participate in the 401(k) and matching contributions immediately upon hire. Eligibility to participate in the profit sharing portion of the Plan requires completion of one year of service. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65

b. Retirement at any time between the age of 55 and 65

c. Disability retirement at any age

d. Voluntary termination of employment by employee

e. Involuntary termination or layoff other than for cause

f. Termination of the Plan

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participant's accounts. Distributions are made in cash for in-kind shares of Tennant Company stock.

Note 1. Plan Description (Continued)

Voting rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee is required, however, to vote any unallocated shares proportionate to the votes cast by participants on allocated shares.

Plan termination: The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant in the Plan will be distributed to such participant or his or her beneficiaries at the time prescribed by the Plan's terms and ERISA. Upon termination of the Plan, the Retirement Benefits Committee shall direct the trustee to pay all liabilities and expenses of the Plan and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.

Participant accounts: The Plan is a defined-contribution plan under which a separate individual account is established for each participant. Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings, and charged with an allocation of administrative expenses. Contributions are based on participant earnings, as defined.

Vesting: Participants are 100 percent vested in their account balance.

Diversification: Effective August 1, 2006, the Plan was amended to allow employees to immediately reallocate Company contributions of Tennant Company stock.

Overview of accounts: Six separate accounts have been established for allocating contributions to the Plan — the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and Employee Stock Ownership (ESOP) Account.

Retirement Account: The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined-benefit plan). Prior to January 1, 2001, the Company contributed to the account up to 10 percent of profit sharing certified earnings, as defined, based on the Company's return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions have been made to this account.

Individual Shelter Account: Each year participants may defer a portion of their salaries (up to 25 percent of profit sharing certified earnings, as defined, subject to certain limits), which is put in the participants' Individual Shelter Accounts (401(k)). Catch-up contributions allowed by participants age 50 and older, up to an additional $5,500 as adjusted by the IRS, are also credited to this account.

Deferred Investment Account: The Company's matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001, matching contributions made in the form of cash were credited to this account. Beginning in 2002, supplemental contributions in the form of profit sharing were made to this account. Future supplemental contributions as determined by the Company to be paid in cash will continue to be credited to the Deferred Investment Account.

Note 1. Plan Description (Continued)

Rollover Account: Beginning October 1, 1993, all rollover contributions received by the Plan were deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account: Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts of up to 10 percent of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions were no longer permitted. Amounts contributed prior to January 1, 1987, shall continue to be held in the participant's Withdrawable Investment Account until distributed in accordance with the Plan.

ESOP Account: The Company makes a matching contribution of 75 percent of the first 4 percent of each eligible participant's certified earnings, as defined, with Tennant Company common stock for a maximum contribution of 3 percent of profit sharing certified earnings. Each eligible participant's ESOP Account is credited with the Company's matching contribution.

In addition, the Company may make, at its discretion, a supplemental contribution to the participants, depending upon the Company's profitability, based on a participant's certified earnings, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be allocated to participants as supplemental contributions. Any contribution that is not satisfied by releasing leveraged shares may, at the Company's discretion, be made in the form of unleveraged ESOP stock and credited to this account.

If the supplemental contribution for the year is 3.5 percent or higher, 3 percent is deferred and credited to the participant's account, with the excess paid to the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account.

Investment options: Under the terms of the Plan, participants may elect separate funds for the purpose of investing such contributions. All assets are held in the Plan and invested in different funds.

Participants can transfer their plan account accumulations between funds, subject to certain limitations.

The Company's matching and supplemental contributions (as determined by the Company) are made in Tennant Company stock and deposited in the ESOP Account.

Participant loans: Participants can request a loan amount not to exceed 50 percent of the value of their account balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2 percent above the prime rate as published in the *Wall Street Journal* as of the last day of the prior month. The loans are secured by the balance in the participant's accounts and bear interest at rates that range from 6.0 percent to 11.5 percent.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment valuation and income recognition: The Vanguard Group Fiduciary Trust Company (the Trustee) holds the Plan's investment assets and executes transactions therein based upon instructions received from the plan administrator, Tennant Company, and the participants of the Plan. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Payment of benefits: Distributions to participants are recorded when paid.

Administrative expense: All permitted administrative expenses are paid by the Plan and charged to participant accounts.

Risks and uncertainties: The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments have occurred since December 31, 2008, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 3. Investments

The net depreciation in fair value of investments for the year ended December 31, 2008, was as follows:

Investment in Tennant Company common stock	$ (51,091,139)
Investment in registered investment companies	(65,472,485)
	$ (116,563,624)

Note 3. Investments (Continued)

The following investments, as of December 31, 2008 and 2007, represented 5 percent or more of the Plan's net assets available for benefits:

	2008	2007
Tennant Company common stock	$ 26,269,336	$ 84,328,251
Vanguard Group of Mutual Funds:		
Federal Money Market	41,166,386	32,358,278
Wellington	32,661,760	45,870,839
500 Index	21,610,546	37,606,791
Windsor	15,549,076	32,654,831
Explorer	*	16,151,890
Metropolitan West Total Return Bond Fund	20,579,639	19,676,338

*Individual investment does not exceed 5 percent or more of the Plan's net assets in the year presented.

The Plan's investments in Tennant Company stock at December 31, 2008 and 2007, are presented in the following table:

	2008		2007	
Tennant Company Common Shares	Allocated	Unallocated	Allocated	Unallocated
Number of shares	1,606,922	99,961	1,694,902	199,922
Cost	$ 23,082,422	$ 902,648	$ 23,945,692	$ 1,805,296
Market	24,729,936	1,539,400	75,473,706	8,854,545

Note 4. Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The FASB has approved a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Plan partially adopted SFAS No. 157 in 2008, for its financial assets and financial liabilities. The partial adoption of SFAS No. 157 did not have a material impact on the Plan's financial position, results of operations and cash flows.

Note 4. Fair Value Measurements (Continued)

The framework established under SFAS No. 157 provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Investment in registered investment companies: Valued at the net asset value of shares held by the Plan at year-end.

Investments in Tennant Company common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Loans to participants: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value as of December 31, 2008:

	Investment Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Investments in registered investment companies	$ 171,986,618	$ -	$ -	$ 171,986,618
Investment in Tennant Company common stock	26,269,336	-	-	26,269,336
Loans to participants	-	-	4,476,429	4,476,429
Total investment assets at fair value	$ 198,255,954	$ -	$ 4,476,429	$ 202,732,383

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Loans to Participants
Balance, beginning of year	$ 4,164,549
Purchases, sales, issuances and settlements (net)	311,880
Balance, end of year	$ 4,476,429

Note 5. Party-in-Interest Transactions

The Plan invests in securities issued by the Trustee and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

In prior years, the Plan entered into a loan agreement with the Company for the purchase of $17.5 million of Tennant Company stock (see Note 1).

Note 6. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 30, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the tax code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Tennant Company identified certain operational failures with respect to the Plan and is in the process of submitting an application under the Voluntary Compliance Resolution Program to the IRS. Tennant Company believes that the Plan has maintained its tax-exempt status.

Tennant Company Profit Sharing and Employee Stock Ownership Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issuer, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value **	Current Value
Registered investment companies:		
Vanguard Federal Money Market Fund*	Mutual fund, 41,166,386 shares	$ 41,166,386
Vanguard Wellington Fund*	Mutual fund, 1,336,953 shares	32,661,760
Vanguard 500 Index Fund*	Mutual fund, 260,086 shares	21,610,546
Metropolitan West Total Return Bond Fund	Mutual fund, 2,284,089 shares	20,579,639
Vanguard Windsor Fund*	Mutual fund, 1,723,844 shares	15,549,076
Vanguard Developing Markets Index Fund*	Mutual fund, 1,236,224 shares	9,296,406
Vanguard Explorer Fund*	Mutual fund, 196,092 shares	8,261,363
Vanguard Growth Index Fund*	Mutual fund, 362,000 shares	7,344,974
Artio International Equity Fund	Mutual fund, 168,453 shares	4,047,916
Vanguard Target Retirement 2010 Fund*	Mutual fund, 129,484 shares	2,280,205
Vanguard Target Retirement 2015 Fund*	Mutual fund, 231,540 shares	2,211,208
Chesapeake Core Growth Fund	Mutual fund, 114,113 shares	1,134,284
Vanguard Target Retirement 2035 Fund*	Mutual fund, 101,178 shares	935,895
Vanguard Target Retirement Income Fund*	Mutual fund, 81,085 shares	771,927
Wells Fargo Small Company Value Fund	Mutual fund, 102,558 shares	736,363
Vanguard Target Retirement 2025 Fund*	Mutual fund, 79,049 shares	732,784
Vanguard Target Retirement 2005 Fund*	Mutual fund, 54,839 shares	531,391
Vanguard Target Retirement 2020 Fund*	Mutual fund, 30,730 shares	509,201
Vanguard Target Retirement 2030 Fund*	Mutual fund, 32,317 shares	502,207
Vanguard Target Retirement 2045 Fund*	Mutual fund, 46,779 shares	447,673
Vanguard Target Retirement 2040 Fund*	Mutual fund, 18,630 shares	281,867
Vanguard Prime Money Market Fund*	Mutual fund, 257,818 shares	257,818
Vanguard Target Retirement 2050 Fund*	Mutual fund, 8,941 shares	135,729
		171,986,618
Tennant Company common stock*	Common stock, 1,706,883 shares, par value $0.375; cost is $23,985,070	26,269,336
Vanguard Group Fiduciary Trust Company*	Loans to participants, ranging between 6.0% and 11.5%	4,476,429
		$ 202,732,383

*Represents party in interest.
**Cost information for participant-directed investments is not required.